EXHIBIT 99.3
Press release
For immediate distribution
Haemacure Corporation


                CLOSING OF HAEMACURE CORPORATION EQUITY OFFERING


Montreal, Quebec, June 27, 2001 - Haemacure Corporation (TSE: HAE) announces that it has held the closing of its previously-announced public offering in the province of Quebec by issuing 4,166,667 common shares at a price of $1.20 per share, for gross proceeds to Haemacure of $5 million.

The proceeds of the offering will be used for a payment under a license agreement in respect of Hemaseel APR and for the completion of clinical trials with respect to Hemaseel APR.

The underwriter for the offering is Dlouhy Merchant Group Inc.

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. Haemacure has focused on the development and commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised primarily of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing.

Haemacure's common shares are listed on the Toronto Stock Exchange.

NOT FOR DISTRIBUTION ON U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

                        For further information, contact:
                                 Mr. Marc Paquin
          President and Chief Executive Officer - Haemacure Corporation
                               Tel: (941) 364-3700
                               Mr. Clement Gagnon
                           Le Groupe CGE Communication
                               Tel: (514) 987-1455